07002165

RECEIVED FEB 2 3 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01/ 06 (MM/DD/YY) AND ENDING 12/ 31/ 06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Charles Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 16th Street; Suite 300
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Parker W. Lofgren 303-339-9099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates
(Name – *if individual, state last, first, middle name*)

717 17th Street (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 2 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Parker W. Lofgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Charles Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. ORTIZ
NOTARY PUBLIC, STATE OF COLORADO
MY COMMISSION EXPIRES DEC. 5, 2009

Notary Public

Signature

Managing Director and CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members
St. Charles Capital, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of St. Charles Capital, LLC as of December 31, 2006, and the related statement of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Charles Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

Hein & Associates LLP

Denver, Colorado
February 16, 2007

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

ST. CHARLES CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

ASSETS:	
Cash and cash equivalents	$ 2,228,581
Securities owned, at market value	501,622
Accounts receivable	107,090
Deposits	17,770
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $61,474	150,365
TOTAL ASSETS	$ 3,005,428

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses and other liabilities	$ 162,235
Total liabilities	162,235
COMMITMENTS (Note 5)	
MEMBERS' EQUITY:	
Common stock units, no par value; 20,000,000 shares authorized; 1,052,631 shares issued and outstanding	1,052,631
Retained earnings	1,790,562
Total members' equity	2,843,193
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,005,428

See accompanying notes to these financial statements.

ST. CHARLES CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Merger and acquisitions fee income	$ 7,458,384
Financing fee income	351,750
Advisory fee income	561,550
Interest income	108,498
Reimbursed client costs	303,344
Other income	37,634
Total revenues	8,821,160
EXPENSES:	
Employee compensation and benefits	5,098,750
Marketing	90,702
Databases and subscriptions	117,015
Professional fees	59,753
Rent	192,261
Depreciation and amortization	39,652
Other general and administrative	903,529
Realized loss on marketable securities	23,340
Total expenses	6,525,002
NET INCOME	$ 2,296,158

See accompanying notes to these financial statements.

ST. CHARLES CAPITAL, LLC

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Units		Retained	Total Members'
	Shares	Amount	Earnings	Equity
Balances, January 1, 2006	1,052,631	$1,052,631	$ 1,173,434	$2,226,065
Distributions	–	–	(1,679,030)	(1,679,030)
Net income	–	–	2,296,158	2,296,158
Balances, December 31, 2006	1,052,631	$1,052,631	$ 1,790,562	$2,843,193

See accompanying notes to these financial statements.

ST. CHARLES CAPITAL, LLC

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,296,158
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	39,653
Changes in operating assets and liabilities:	
Accounts receivable	(81,767)
Securities owned	(181)
Deposits	(1)
Accounts payable, accrued expenses and other liabilities	(7,693)
Accounts payable – related parties	(3,443)
Net cash provided by operating activities	2,242,726
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture, equipment and leasehold improvements	(44,052)
Net cash used in investing activities	(44,052)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to owners	(1,679,030)
Net cash used in financing activities	(1,679,030)
Net increase in cash and cash equivalents	519,644
CASH AND CASH EQUIVALENTS, beginning of year	1,708,937
CASH AND CASH EQUIVALENTS, end of year	$ 2,228,581

See accompanying notes to these financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Business and Basis of Financial Statement Presentation – St. Charles Capital, LLC (the "Company") is a broker registered with the Securities and Exchange Commission ("SEC") and dealer in securities under the Securities Exchange Act of 1934. The Company is engaged in investment banking activities and provides advisory services in the areas of mergers and acquisitions, private debt and equity financings, valuation and corporate financial strategies. The Company does not hold, nor does it plan to hold, any customer securities. Operations are conducted nationwide; however, the majority of activities and services take place in Colorado.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities and Investment in Partnership – Securities transactions and related revenue and expense are recorded on a trade date basis. Amounts, if any, related to securities that have been traded but have not yet settled are reflected in receivables from or payables to brokers as appropriate. In accordance with financial reporting requirements for broker/dealers, the Company's securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

Depreciation and Amortization – Depreciation on furniture and equipment is computed using the straight-line method based upon estimated useful lives of five to seven years. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Revenue Recognition – Transaction fees related to mergers and acquisitions are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SECURITIES OWNED:**

Securities at December 31, 2006, are comprised of the following:

	Cost	Market Value
Municipal bonds	$ 500,000	$ 501,622
	$ 500,000	$ 501,622

3. **SIGNIFICANT CLIENTS:**

Three clients accounted for approximately 10%, 10% and 14%, respectively, of total revenue for the year ended December 31, 2006.

4. **INCOME TAXES:**

The Company is an LLC and is treated as a partnership for tax purposes, whereby the earnings or losses of the Company are reported in the respective tax returns of the members. Accordingly, no provision for income taxes was recorded for the year ended December 31, 2006.

5. **LEASE COMMITMENTS:**

The Company leases office space under a noncancelable operating lease. In 2007, the Company increased its existing office space by an additional 3,200 square feet. Rent expense for the year ended December 31, 2006 was $192,261. As of December 31, 2006, future minimum lease payments were as follows:

2007	$ 213,234
2008	213,234
2009	88,847
Total future minimum lease payments	$ 515,315

6. **EMPLOYEE BENEFIT PLAN:**

In 2005, the Company adopted a defined contribution 401(k) plan covering all employees. This plan is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employees may contribute from 1% to 80%, subject to limitations, of eligible compensation on a tax-deferred basis through a salary reduction arrangement. The Company made employer contributions of $181,178 during 2006.

7. <u>MINIMUM NET CAPITAL REQUIREMENT</u>:

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital, as defined, of $2,532,854, which was $2,522,039 in excess of its required net capital of $10,815. The Company's aggregate indebtedness was 6% of net capital at December 31, 2006.

SCHEDULE I
ST. CHARLES CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL:	
Total members' equity (from financial condition statement)	$ 2,843,193
Total members' equity qualified for net capital	$ 2,843,193
Deductions:	
Non-allowable assets:	
Unsecured receivables	(107,090)
Deposits	(17,770)
Furniture, equipment and leasehold improvements, net	(150,365)
Haircut on securities	(35,114)
Net capital	$ 2,532,854
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 162,235
Percentage of aggregate indebtedness to net capital	6%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$ 10,815
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 10,815
Excess net capital	$ 2,522,039

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2006, does not differ materially from the above presentation.

SCHEDULE II
ST. CHARLES CAPITAL, LLC

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITOR

To the Members
St. Charles Capital, LLC
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of St. Charles Capital, LLC (the "Company") for the year ended December 31, 2006, on which we have issued our reports dated February 16, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 16, 2007

END